Exhibit 99.3

AGENDA

1.	Approval for Buyback of Equity Shares

2.	Appointment of Mrs. Arundhati Bhattacharya (DIN 02011213) as an Independent Director of the Company

Wipro Limited
JPMorgan Chase Bank, N.A., Depositary
PO Box 64506, Saint Paul MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an announcement of results of Shareholder Voting of Wipro Limited (the “Company”) by way of postal ballot will be held on or before Monday, June 3, 2019, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., New York time, May 29, 2019. Only the registered holders of record at the close of business on April 26, 2019, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Equity Shares of Wipro Limited, record date of April 26, 2019, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such ADRs, on the Resolutions.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such ADRs will not be voted by the Depositary.

Please visit the Company’s website, http://www.wipro.com/investors/ to view and download the notice for the postal ballot which also contains an explanatory statement with respect to the Resolutions that are up for voting through the postal ballot route.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., New York time, May 29, 2019.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.